Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the use in this Registration Statement on Form S-4 of our report dated March 20, 2008 (April 14, 2008 as to paragraph 2 and 3 in Note 18 and November 24, 2008 as to Note 15 and Note 17) relating to the financial statements of Dr Pepper Snapple Group, Inc. (the “Company”) (which report expresses an unqualified opinion on the combined financial statements and includes explanatory paragraphs referring to the allocation of certain general corporate overhead costs from Cadbury Schweppes plc and the change in method of accounting for stock based employee compensation), appearing in the Prospectus, which is part of this Registration Statement.
We also consent to the reference to us under the heading “Experts” in such Prospectus.
/s/ Deloitte & Touche LLP
Dallas, Texas
November 24, 2008